August 6, 2010
VIA Edgar Electronic Submission and Electronic Mail
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002
Attention: Mark Webb, Legal Branch Chief

Re:	KeyCorp Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 1, 2010 and Form 10-Q for the Quarterly Period Ended March 31, 2010, Filed May 6, 2010; File No. 001-11302
Dear Mr. Webb:
     On behalf of KeyCorp, an Ohio corporation, we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 28, 2010, with respect to the above-referenced matter. To facilitate the staff’s review, this letter includes the staff’s comment in italics followed by a response to the staff’s comment. Capitalized terms used in KeyCorp’s Form 10-K for the fiscal year ended on December 31, 2009 (the “Form 10-K”) and used in the following responses without definition have the meanings specified in Form 10-K.
     With respect to comments 3 through 7 below, KeyCorp has provided the staff with proposed disclosures in Annex A attached hereto that will be included in future filings (based upon June 30, 2010 data and trends). To the extent such responses would require updated data or financial measures, KeyCorp intends to update those disclosures in the relevant filing as appropriate to include current period results.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Supervision and Regulation, page 3
1.	You may not qualify this section by reference to the full text of the statutes, regulations and regulatory agency policies to which this discussion refers. Please confirm that this section discusses the material elements of the regulatory framework applicable to you and confirm that you will not attempt to qualify this section by reference in future filings.

U.S. Securities and Exchange Commission
August 6, 2010

We hereby confirm that the Supervision and Regulation section of our Form 10-K contains the material elements of the regulatory framework applicable to KeyCorp and we will not attempt to qualify this section by reference to the full text of statutes, regulations and regulatory agency policies in future filings.
Item 1A. Risk Factors
The potential issuance of a significant amount of Common Shares or equity convertible into Common Shares to a private investor or group of private investors....page 13.
2.	We note that the risks described in the risk factor itself do not correspond to the risks implied by the heading. To the extent you plan to include this risk factor in future filings, please provide us with draft revised language that addresses this concern and indicate your intention to include the revisions in your next Form 10-Q filing.

KeyCorp has complied with the staff’s request by adding the following risk factor in our Form 10-Q filing for the period ended June 30, 2010, filed on August 6, 2010.
An offering of a significant amount of additional Common Shares or equity convertible into our Common Shares could cause us to issue a significant amount of Common Shares to a private investor or group of private investors and thus have a significant investor with voting rights.

Any issuance or issuances totaling a significant amount of our Common Shares or equity convertible into our Common Shares could cause us to issue a significant amount of Common Shares to a private investor or group of investors and thus have a significant investor with voting rights. Having a significant shareholder may make some future transactions more difficult or perhaps impossible to complete without the support of such shareholder. The interests of the significant shareholder may not coincide with our interests or the interests of other shareholders. There can be no assurance that any significant shareholder will exercise its influence in our best interests as opposed to its best interests as a significant shareholder. Accordingly, a significant shareholder may make it difficult to approve certain transactions even if they are supported by the other shareholders. These factors could have a Material Adverse Effect on Us.
Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations
Figure 17. Composition of Loans, page 39
3.	We note the materiality of the construction loan portfolio to your total loan portfolio. Please tell us and revise your future filings to disclose the following with respect to the interest reserves on construction loans, if applicable and material:

U.S. Securities and Exchange Commission
August 6, 2010

•	Disclose the amount of such loans and the accompanying interest reserves as of each period-end;

The amounts of construction loans and accompanying interest reserves as of each applicable period end are provided in the table below. The interest reserves as a percent of total construction loans are not considered material to KeyCorp in all the periods presented. The interest reserve amounts have been declining since 2007 and continue to decline due to construction loan runoff and our concerted effort to reduce construction loan commitments and related reserves.

	June 30,	March 31,	December 31,	December 31,	December 31,
In millions	2010	2010	2009	2008	2007

Total construction loan balances	$3,430	$3,990	$4,739	$7,717	$8,102
Interest reserves	32	45	57	164	261

Interest reserves to total construction loans	.94%	1.13%	1.21%	2.12%	3.22%
•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

All construction loans are monitored on an on-going basis. The monitoring process includes evaluating construction loan “draw” requests (typically every 30-60 days) and analyzing the status of construction, which includes a detailed analysis of each budget line-item, including interest-reserves and established contingencies. This monitoring process typically includes the support of third-party property inspectors who visit the property, review the budget, and issue a report opining on quality of construction, delivery timeliness, and remaining budget adequacy.

In addition, our loan management teams continuously monitor construction loans in terms of leasing performance against the established business plan. This includes updating “as-is” and projected operating statements, calculating debt-coverage and leverage ratios and affirming risk rating accuracy. This analysis is updated and summarized in a written document, and all loans over $1 million are discussed in formal meetings with various management groups each quarter.

•	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

Our construction loan portfolio is comprised of loans with initial terms of 18-36 months. In some cases, extension options (1-2 years) are incorporated into the initial structure based on achieving property performance and/or guarantor covenants. The initial term(s) is sized to allow for construction completion and stabilization of the project in terms of leasing and operating performance. These loans are then expected to be refinanced into the permanent commercial loan market. However, due to the limited sources of permanent mortgage financing available, and the market-wide decline in leasing activity

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August 6, 2010

and rental rates, an increased number of these loans have been extended and modified. These extensions/modifications have included price adjustments to appropriate market levels, credit enhancements to improve risk profile, and additional term. Loans that require concessions and/or full collectability is doubtful are generally transferred to our Asset Recovery Group prior to their maturity date.

•	Describe your underwriting process for loans with interest reserves, and any specific differences in how you underwrite loans with interest reserves and loans that do not have interest reserves; and

For non-owner occupied construction loans greater than $500,000, our loan policy requires that the loan budget contain an interest reserve sufficient to fund the loan until break-even occupancy is achieved as indicated by the absorption period and during an environment of rising interest rates. Therefore, a key component of underwriting a construction loan involves sizing and structuring an appropriate interest reserve to fit the specific needs and risks of the project. To accomplish this, a sensitivity analysis is completed to identify the impact of construction delays and overruns, interest rate increases, extended lease-up periods, and rental rate declines. The result of this analysis determines the size of the interest reserve.

Other considerations for construction loans include evaluating the level of pre-leasing and the market conditions over the construction period; ensuring the ability of the borrower/guarantor to construct the building(s) in accordance with plans and specs, within budget, and in a timely manner.

Since the collateral for construction loans rarely (if ever) has cash flow available to service debt, we generally require all construction loans to have an interest reserve and do not allow construction loans without interest reserves. Underwriting for loans secured by fully constructed and stabilized property does not allow for any interest reserve as these loans are generally sized to a level where the underlying cash flow of the collateral is adequate to service the debt.

•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Key has twelve such loans, with an aggregate balance of $103 million, that are on nonaccrual.
Given the immateriality of the interest reserves on our construction loans, KeyCorp does not believe that disclosure is necessary to facilitate an understanding of our construction loan portfolio.

U.S. Securities and Exchange Commission
August 6, 2010

Commercial Loan Portfolio, page 40
4.	Please tell us and revise your future filings to disclose the following concerning Troubled Debt Restructurings (“TDRs”):
•	Quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions ) concerning troubled debt restructurings [i.e., TDRs] and discussion of your success with the different types of concessions; and

Our concession types are primarily categorized as interest rate reductions or forgiveness of principal. Loan extensions are sometimes coupled with these primary concession types. The table below provides the amount of TDRs by the primary type of concession made at each period end. Since our TDR activity is relatively new (three quarters of activity), it is too early to gauge the success of the different types of concessions. Our success will be significantly influenced by economic conditions going forward. Although we have restructured these loans to provide the best opportunity for successful repayment by the borrowers, given the uncertainty of the current economic situation, we are not able to predict how these restructured notes will ultimately perform.

	Three months ended
Commercial Loan TDRs - Accruing and Non-accruing	June 30,	March 31,	December 31,
In millions	2010	2010	2009

Interest rate reduction	$258	$278	$335
Forgiveness of principal	36	25	27

Total commercial TDRs	$294	$303	$361

Total TDRs	$343	$323	$365

Total commercial TDRs to total commercial loans	.79%	.77%	.86%

Total commercial TDRs to total loans	.56%	.54%	.61%
Note:	Prior to the fourth quarter of 2009, the amounts of TDRs were negligible, and therefore we have not included such periods in the above-chart.
•	Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning the loan to accrual status.

Our policy requires a sustained period of timely principal and interest payments before returning a restructured loan to accrual status. Six months of consecutive payments is the general rule in returning an impaired loan to accrual status.

U.S. Securities and Exchange Commission
August 6, 2010

5.	Please tell us and revise your future filings to disclose whether you modify certain loans that are not considered TDRs. Please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature (and provide your definition of short term) and therefore concluded that TDR classification was not required.

Certain commercial loans are modified and extended in the normal course of business for our clients. Loan modifications vary and are handled on a case by case basis with strategies responsive to the specific circumstances of each loan and borrower. In many cases, borrowers have other resources and can reinforce the credit with additional capital, collateral, guarantees or income sources. Modifications are negotiated to achieve fair and mutually agreeable terms that maximize loan credit quality while at the same time meeting our client’s financing needs.

TDR classification occurs when the borrower is experiencing financial difficulties and a creditor concession has been granted. Modifications made to loans of creditworthy borrowers not experiencing financial difficulties and under circumstances in which ultimate collection of all principal and interest is not in doubt are not classified as TDRs. On some occasions, a short-term modification of six months or less is agreed to by the parties to allow time to negotiate a longer term resolution. These modifications are not considered TDRs as no concessions are granted, all rights are reserved and credit enhancements may be obtained with a longer term resolution.

6.	Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:
•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

Key uses a three note (A, B and C note) structure. The A note is generally sized to a level that is supported by cash flow available to service that note. The A note is structured at a current market rate consistent with our customary underwriting standards. The B note is generally interest only and is secured by the excess collateral value on the property. The B note may or may not be charged-off in the future. The C note is generally charged-off at the time of the TDR. The tables below quantify loans that have been restructured.

U.S. Securities and Exchange Commission
August 6, 2010

Commercial TDRs by Note Type

in millions	June 30,	March 31,	December 31,
	2010	2010	2009

Tranche A	$259	$244	$258
Tranche B	33	52	85
Tranche C	2	7	18

Total Commercial TDRs	$294	$303	$361

Commercial TDR Summary by Accrual Status

in millions	June 30,	March 31,	December 31,
	2010	2010	2009

Nonaccruing	$167	$210	$139
Accruing	106	93	222
Held for sale	21	—	—

Total Commercial TDRs	$294	$303	$361

Total TDRs	$343	$323	$365
Note:	Prior to the fourth quarter of 2009, the amounts of TDRs were negligible, and therefore we have not included such periods in the above-charts. The majority of our TDRs are related to commercial real estate.
•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

The benefits derived from multiple note TDRs are recognized when the underlying Commercial Real Estate (“CRE”) assets have been stabilized with a level of leverage supportable by ongoing cash flows. Right sizing the A note to sustainable cash flow will ultimately allow for its return to accrual and thereupon a resumption of interest income recognition. Similarly, appropriately sized A notes will allow for upgraded credit classification based on rehabilitated credit metrics including demonstrated payment performance. Other benefits include the borrower’s retention of ownership and control of the asset, deleveraged and sustainable capital structure (often sufficient to attract fresh capital into the transaction) and rehabilitation of local markets by minimizing distressed/fire sales.

•	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

As noted above, the objective of the multiple notes TDR is to achieve a fully performing and well-rated A note. As such, we focus on sizing the A note to a level that is supported by cash flow available to service debt at current market terms and consistent with our customary underwriting standards. This will include a debt coverage ratio of 1.2 or better of cash flow to monthly payments of market interest and principal amortization of

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August 6, 2010

generally not more than 25 years. The B note is typically an interest only note with no required amortization until the property stabilizes and generates excess cash flow which is customarily applied directly to principal.

•	Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

The B note is subsequently evaluated at such time when accrual restoration of the A note is under consideration. In many cases, the B note has then been charged-off contemporaneously with the A note being returned to accrual status. Alternatively, both A and B notes may be simultaneously returned to accrual if credit metrics are supportive as set forth above. The C notes are typically fully charged off at the time of the TDR. In the very few instances where the C note is not charged-off, there is a pending equity event, additional leasing or pending sale of developed units that support the C note balance shortly after the TDR.

•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

All loans processed as a TDR, including A notes and any non charged-off B or C notes, are reported as TDRs during the calendar year in which they are consummated. Removing such loans from TDR classification may occur in the subsequent calendar year after a sustained period (generally six months) of timely principal and interest payments in accordance with the terms of the restructure agreement. Returning an A note to accrual status also requires a reasonable level of certainty that the balance of principal and interest is fully collectable over time.

•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

Our policy requires a sustained period (generally six months) of timely principal and interest payments to restore a loan to accrual status. Primary repayment derived from property cash flow is evaluated for risk of continued sustainability while secondary repayment (collateral) is appraised to ensure that market value exceeds the carrying value of the A note with a sufficient excess (generally 20%). Borrower payment history prior to the restructuring is one factor that may be considered in returning a loan to accrual status.
7.	We note your disclosure on page 41 that during 2009 you extended the maturities of existing loans to CRE clients with projects at or near completion. Your disclosure indicates that if the extensions are granted at below-market rates, the loans are placed on nonperforming status. Please tell us and revise your future filings to clarify whether you consider such extensions to be troubled debt restructurings [i.e., TDRs] and accordingly measure impairment under ASC 310-10.

U.S. Securities and Exchange Commission
August 6, 2010

Extensions made to borrowers experiencing financial difficulty are considered to be a TDR under the applicable accounting guidance. Extensions that qualify as TDRs under applicable accounting guidance are measured for impairment pursuant to ASC 310-10.
Please also provide us with the following information and consider enhancing your disclosure in future filings accordingly:
•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

Certain Commercial Real Estate (“CRE”) loans are modified and extended in the normal course of business for our clients. Project loans are typically refinanced into the permanent commercial loan market at maturity; however, due to the limited sources of permanent commercial mortgage financing available in the market today and the market-wide decline in leasing activity and rental rates, an increased number of loans have been extended. Extension terms take into account the specific circumstances of the client relationship, the status of the project and near-term prospects for both the client and the collateral. In all cases, pricing and loan structure are reviewed and (where necessary) modified to ensure the loan has been priced to achieve a market rate of return and loan terms (i.e., amortization, covenants and term) that are appropriate for the risk at the time of the extension. Typical enhancements include one or more of the following: principal paydown, increased amortization, additional collateral, increased guarantees, and/or a cash flow sweep. As previously mentioned, some maturing construction loans have automatic extension options built in and in those cases where the borrower qualifies for the extension option, pricing and loan terms cannot be altered. Most project loans by their nature are “collateral-dependent” as cash flow from the project loans or the sale of the real estate provides for repayment of the loan.

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring [i.e., TDR];

Pricing of a loan is determined based on the strength of the borrowing entity and the strength of the guarantor. Therefore, pricing may remain the same, e.g., if the loan is already priced at or above current market. We do not consider loan extensions made in the normal course of business (under existing loan terms or at market rates) as TDRs, particularly when ultimate collection of all principal and interest is not in doubt and no concession has been made. In the case of loan extensions outside of the normal course of business—where either collection of all principal and interest is uncertain or a concession has been made, we would analyze such credit under the accounting guidance to determine whether it qualifies as a TDR.

U.S. Securities and Exchange Commission
August 6, 2010

•	In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

A detailed guarantor analysis is conducted (1) for all new extensions of credit, (2) at the time of any material modification/extension, and (3) typically annually, as part of our on-going portfolio and loan monitoring procedures. This analysis includes submission by the guarantor entity of all appropriate financial statements including balance sheets, income statements, tax returns, real estate schedules, etc.

While the specific steps of each guarantor analysis may have some minor differences, the high level objectives include reaching a conclusion regarding the overall financial condition of the guarantor entities, including:
•	size, quality, and nature of asset base

•	net worth (adjusted to reflect our opinion of market value)

•	leverage

•	standing liquidity

•	recurring cash flow

•	contingent and direct debt obligations

•	near term debt maturities
Borrower/Guarantor financial statements are required at least annually within 90-120 days of the calendar/fiscal year end. Income statements and rent rolls for project collateral are required quarterly. In some cases, disclosure of certain information including liquidity, certifications, status of asset sales or debt resolutions, real estate schedules, etc. may be required more frequently.

Project loans are reviewed with senior management (our line, credit and asset recovery groups) quarterly.

•	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

We routinely seek performance from guarantors of impaired debt, provided the guarantor is solvent. Seeking guarantor performance of an impaired debt is generally the first order of business. We are generally successful in obtaining either monetary payment and/or the cooperation of our solvent guarantors to help mitigate loss and the expense of collections. The decision to pursue a guarantor is based upon known resources that are available. Pursuit of guarantors can occur prior to formal collection activities or after foreclosure. In limited circumstances, we would not seek to enforce the guaranty, including situations in which we are precluded by bankruptcy and/or it is determined the cost to pursue a

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August 6, 2010

guarantor exceeds the value to be returned given the guarantor’s verified financial condition.

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

As of June 30, 2010, we had $577 million of mortgage and construction project loans that had a loan to value ratio greater than 1.0 and were accounted for as performing loans. These loans were not considered impaired due to one or more of the following factors: underlying cash flow adequate to service the debt at a market rate of return with adequate amortization; a satisfactory borrower payment history; and acceptable guarantor support.
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm
8.	Please revise to file a signed audit report as required by Rule 2-02 of Regulation S-X.

KeyCorp has complied with the staff’s request by filing on August 6, 2010 an Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Amendment”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2010, to correct for the inadvertent omission of the signatures of Ernst & Young LLP from the Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm filed within Exhibit 13, Financial Review Section of KeyCorp’s 2009 Annual Report to Shareholders, to the Form 10-K. Such signatures were contained in the reports actually delivered by Ernst & Young LLP to us on March 1, 2010, but were inadvertently omitted from our Form 10-K filed with the Securities and Exchange Commission. Our 2009 Annual Report to Shareholders, which was distributed to shareholders of record in advance of our 2010 Annual Meeting, included signed copies of these reports.
Notes to Consolidated Financial Statements
Note 21 — Fair Value Measurements, page 159
9.	Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

KeyCorp has complied with the staff’s request by including on page 51 of our Form 10-Q filing for the period ended June 30, 2010 the following disclosure:
“Appraisals of collateral dependent impaired loans are performed or reaffirmed at least annually. Appraisals may occur more frequently if the most recent appraisal does not

U.S. Securities and Exchange Commission
August 6, 2010

accurately reflect the current market, the debtor is seriously delinquent or chronically past due or there has been material deterioration in the performance of the project or condition of the property type. Adjustments to outdated appraisals that result in an appraisal value less than carrying value of the collateral dependant impaired loan are reflected in the allowance for loan losses.”
Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
Compensation and Organization Committee Report, page 88
10.	We note the reviews undertaken by your Compensation and Organization Committee with respect to your compensation plans. We also note that the January 2010 review of your compensation plans did not identify any plan that was reasonably likely to have a material adverse impact on you. It appears that you have concluded that no disclosure is required in response to Item 402(s) of Regulation S-K. Please confirm your conclusion and tell us if the conclusion was based on the Compensation and Organization Committee’s review as described in the proxy statement. If additional processes were undertaken in support of your conclusion, please describe them.
The Compensation and Organization Committee’s reviews with KeyCorp’s Chief Risk Officer and Chief Auditor described in the proxy statement enabled the Committee to conclude that there were no compensation plans identified that were reasonably likely to have a material adverse impact on KeyCorp. All processes undertaken to identify risks posed by Key’s compensation plans (including any that were reasonably likely to have a material adverse impact) were reviewed with the Committee. There were no processes undertaken that are not described in our proxy statement.
11.	We are aware of the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.
KeyCorp was not considered a large, complex banking organization by the Federal Reserve and did not participate in the horizontal review. The Federal Reserve has not initiated their review of KeyCorp’s compensation plans. However, several of KeyCorp’s Risk Management and Compensation executives have had the opportunity to discuss KeyCorp’s compensation governance processes and the 2010 Line of Business Compensation Plan Risk Assessment with representatives from the Federal Reserve and Office of the Comptroller of the Currency on an informal basis. We continue to believe that the risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on KeyCorp.

U.S. Securities and Exchange Commission
August 6, 2010

Item 13. Certain Relationships and Related Transactions, and Director Independence
Definitive Proxy Statement on Schedule 14A
Director Independence, page 25
12.	We note your disclosure on page 26 that loans to your directors and their affiliates were made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.
KeyCorp hereby confirms that all loans to directors and their affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender. We will revise our disclosure in our future filings to conform the discussion with your request. In this regard, we plan to include the following sentence in our future filings discussing director independence:
“All loans included in such transactions were made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender.”
13.	We note that the disclosure in this section relates only to your directors. Please confirm that you have no disclosable transactions under Item 404 of Regulation S-K with executive officers who are not directors. In this regard, we note your disclosure on page 64 indicating that executive officers are eligible to participate in discount program on your products. Please tell us if any of those discount programs involve the extension of credit.
The discounts referenced on page 64 are available to all employees. No special programs are offered to executive officers who are not directors, other than those discount programs on our products offered to all of our employees. We do not have any disclosable transactions under Item 404 of Regulation S-K with executive officers who are not directors.
We provide a variety of discounts to employees. For example, we provide employees discounts on:
•	Cash reserve credit, a form of overdraft credit, of a 3% rate reduction, waiver of annual fee and the $5 advance fee;
•	Installment loans and home equity loan discounts of 1% discount on qualified rate (or other current promotion offer, whichever is better); and

•	Mortgage discounts of $500 on closing costs.

U.S. Securities and Exchange Commission
August 6, 2010

Item 15. Exhibits, Financial Statement Schedules
Exhibit 10.40
14.	We note that you have omitted the contents of Exhibit A to the Second Executive Supplemental Retirement Plan. Please amend your Form 10-K and file the plan in its entirety.
KeyCorp has complied with the staff’s request by republishing with the Amendment the KeyCorp Second Executive Supplemental Pension Plan, including Exhibit A attached thereto (which contains only the names of participants of such plan), as Exhibit 10.40. The Amendment also corrects a typographical error on the cover page of our Form 10-K concerning the reference to market value of our voting equity (our Common Shares) held by nonaffiliates.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Item 2. Management’s Discussion & Analysis of Financial Condition & Results of Operations
Strategic developments, page 67
15.	We note that you established long-term benchmark metrics for success in the first quarter of 2010. Please tell us if any of those metrics represent performance targets or relate in any way to executive compensation under any of your compensatory plans, contracts or arrangements.
As discussed in the Compensation Discussion & Analysis section of our proxy statement, the Compensation and Organization Committee selected several financial and non-financial metrics which have been used to set performance targets required to earn incentive compensation and evaluate management’s performance. These metrics are related to the long-term benchmarks established for success on Page 67 of the MD&A. The actual metrics include but are not limited to liquidity measures such as improvement in the loan to deposit ratio; credit quality measures such as net charge-off and non-performing asset levels; profitability measures such as return on risk weighted assets, pre-provision net revenue and economic profit added; and the execution of corporate initiatives such as our efficiency/expense control initiative.

U.S. Securities and Exchange Commission
August 6, 2010

Forms 8-K filed March 15, 2010 and March 16, 2010
16.	We note that these Current Reports on Form 8-K contain language indicating that the press releases filed under Item 9.01, and incorporated by reference into Item 5.02, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that section, nor shall the information contained in the press releases be deemed incorporated by reference in any of your filings under the Securities Act of 1933, as amended. Please explain your basis for reaching those conclusions and including that type of language in the Forms 8-K.
In response to the staff’s comment, KeyCorp will refrain from using such language in future Form 8-K filings to the extent references to “furnishing” information is not appropriate. With respect to the Forms 8-K referenced, all relevant and required information was included and any additional information in the press release was determined to be immaterial and non-substantive.
KeyCorp hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

U.S. Securities and Exchange Commission
August 6, 2010

     We appreciate the efforts of the staff to assist KeyCorp in resolving the above inquiries. Please contact me at (216) 689-7841 or Molly Z. Brown, Vice President and Associate Counsel, at (216) 689-5091, if you have any questions regarding the responses set forth above.

Very truly yours,
/s/ Robert L. Morris
Robert L. Morris
Executive Vice President and Chief Accounting Officer

cc:	David Irving (via email: irvingd@sec.gov)
Angela Connell (via email: connella@sec.gov)
Jeffrey B. Weeden
Molly Z. Brown

Appendix A
ANNEX A
(proposed disclosure in response to comments 3 through 7)
Provided current trends continue, we expect to include disclosures similar to the following in our “Loans and loans held for sale” section of our Form 10-Q for the period ended September 30, 2010. As a point of reference, this same section began on page 22 of our Form 10-Q for the period ended June 30, 2010, and on page 114 of Exhibit 13 of our Form 10-K.
Commercial loan modification and restructuring
Certain commercial loans are modified and extended in the normal course of business for our clients. Loan modifications vary and are handled on a case by case basis with strategies responsive to the specific circumstances of each loan and borrower. In many cases, borrowers have other resources and can reinforce the credit with additional capital, collateral, guarantees or income sources.
Modifications are negotiated to achieve fair and mutually agreeable terms that maximize loan credit quality while at the same time meeting our client’s financing needs. Modifications made to loans of creditworthy borrowers not experiencing financial difficulties and under circumstances that ultimate collection of all principal and interest is not in doubt are not classified as troubled debt restructurings (“TDRs”). In accordance with applicable accounting guidance, TDR classification occurs when the borrower is experiencing financial difficulties and a creditor concession has been granted.
Our concession types are primarily categorized as interest rate reductions or forgiveness of principal. Loan extensions are sometimes coupled with these primary concession types. The table below provides the amount of TDRs by the primary type of concession made at each period end. Since our TDR activity is relatively new (three quarters of activity), it is too early to gauge the success of the different types of concessions. Our success will be significantly influenced by economic conditions going forward. Although we have restructured these loans to provide the best opportunity for successful repayment by the borrowers, given the uncertainty of the current economic situation, we are not able to predict how these restructured notes will ultimately perform.

		Three months ended
Commercial Loan TDRs - Accruing and Non-accruing	June 30,	March 31,	December 31,
In millions	2010	2010	2009

Interest rate reduction	$258	$278	$335
Forgiveness of principal	36	25	27

Total commercial TDRs	$294	$303	$361

Total TDRs	$343	$323	$365

Total commercial TDRs to total commercial loans	.79%	.77%	.86%

Total commercial TDRs to total loans	.56%	.54%	.61%

Note:	Prior to the fourth quarter of 2009, the amounts of TDRs were negligible, and therefore we have not included such periods in the above-chart.

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Appendix A
In addressing TDRs, we use a three note (A, B and C note) structure for the loan. The tables below quantify loans that have been restructured.

Commercial TDRs by Note Type	June 30,	March 31,	December 31,
in millions	2010	2010	2009

Tranche A	$259	$244	$258
Tranche B	33	52	85
Tranche C	2	7	18

Total Commercial TDRs	$294	$303	$361

Commercial TDR Summary by Accrual Status	June 30,	March 31,	December 31,
in millions	2010	2010	2009

Nonaccruing	$167	$210	$139
Accruing	106	93	222
Held for sale	21	—	—

Total Commercial TDRs	$294	$303	$361

Total TDRs	$343	$323	$365

Note:	Prior to the fourth quarter of 2009, the amounts of TDRs were negligible, and therefore we have not included such periods in the above-charts. The majority of our TDRs are related to commercial real estate.
The benefits derived from multiple note TDRs are recognized when the underlying assets (predominantly commercial real estate) have been stabilized with a level of leverage supportable by ongoing cash flows. Right sizing the A note to sustainable cash flow should ultimately allow for its return to accrual and thereupon a resumption of interest income recognition. Similarly, appropriately sized A notes will allow for upgraded credit classification based on rehabilitated credit metrics including demonstrated payment performance. Other benefits include the borrower’s retention of ownership and control of the asset, deleveraged and sustainable capital structure (often sufficient to attract fresh capital into the transaction) and rehabilitation of local markets by minimizing distressed/fire sales.
As the objective of the multiple notes TDR is to achieve a fully performing and well-rated A note, we focus on sizing the A note to a level that is supported by cash flow available to service debt at current market terms and consistent with our customary underwriting standards. This typically will include a debt coverage ratio of 1.2 or better of cash flow to monthly payments of market interest and principal amortization of generally not more than 25 years.
The B note is typically an interest only note with no required amortization until the property stabilizes and generates excess cash flow which is customarily applied directly to principal. The B note is subsequently evaluated at such time when accrual restoration of the A note is under consideration. In many cases, the B note has then been charged off contemporaneously with the A note being returned to accrual status. Alternatively, both A and B notes may be simultaneously returned to accrual if credit metrics are supportive as set forth above. In many cases where a three (A, B, C) note structure has been utilized, the C notes are fully charged-off at

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Appendix A
the time of the TDR. In the very few instances where the C note is not charged-off, there is a pending equity event, additional leasing or pending sale of developed units that support the C note balance shortly after the TDR.
All loans processed as a TDR, including A notes and any non charged-off B or C notes, are reported as TDRs during the calendar year in which they are consummated. Removing such loans from TDR classification may occur in the subsequent calendar year after a sustained period (generally six months) of timely principal and interest payments in accordance with the terms of the restructure agreement. Returning an A note to accrual status also requires a reasonable level of certainty that the balance of principal and interest is fully collectable over time.
Our policy requires a sustained period of timely principal and interest payments to restore a loan to accrual status. Primary repayment derived from property cash flow is evaluated for risk of continued sustainability while secondary repayment (collateral) is appraised to ensure that market value exceeds the carrying value of the A note with a sufficient excess (generally 20%). Although our policy is a guideline, considerable judgment is required to review each borrower’s circumstances.
Extensions
Certain commercial loans are modified and extended in the normal course of business for our clients. Project loans are typically refinanced into the permanent commercial loan market at maturity; however, due to the limited sources of permanent commercial mortgage financing available in the market today and the market-wide decline in leasing activity and rental rates, an increased number of loans have been extended. Extension terms take into account the specific circumstances of the client relationship, the status of the project and near-term prospects for both the client and the collateral. In all cases, pricing and loan structure are reviewed and (where necessary) modified to ensure the loan has been priced to achieve a market rate of return and loan terms (i.e., amortization, covenants and term) that are appropriate for the risk. Typical enhancements include one or more of the following: principal paydown, increased amortization, additional collateral, increased guarantees, and/or a cash flow sweep. As previously mentioned, some maturing construction loans have automatic extension options built in and in those cases where the borrower qualifies for the extension option, pricing and loan terms cannot be altered. Most project loans by their nature are “collateral-dependent” as cash flow from the project loans or the sale of the real estate provides for repayment of the loan.
Pricing of a loan is determined based on the strength of the borrowing entity and the strength of the guarantor. Therefore, pricing may remain the same, e.g., the loan is already priced at or above current market. We do not consider loan extensions in the normal course of business (under existing loan terms or at market rates) as TDRs, particularly when ultimate collection of all principal and interest is not in doubt and no concession has been made. In the case of loan extensions outside of the normal course of business—where either collection of all principal and interest is uncertain or a concession has been made, we would analyze such credit under the accounting guidance to determine whether it qualifies as a TDR. Extensions that qualify as TDRs are measured for impairment under the applicable accounting guidance.

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Appendix A
Guarantors
A detailed guarantor analysis is conducted (1) for all new extensions of credit, (2) at the time of any material modification/extension, and (3) typically annually, as part of our on-going portfolio and loan monitoring procedures. This analysis includes submission by the guarantor entity of all appropriate financial statements including balance sheets, income statements, tax returns, real estate schedules, etc.
While the specific steps of each guarantor analysis may have some minor differences, the high level objectives include reaching a conclusion regarding the overall financial conditions of the guarantor entities, including: size, quality, and nature of asset base; net worth (adjusted to reflect our opinion of market value); leverage; standing liquidity; recurring cash flow; contingent and direct debt obligations; and near term debt maturities.
Borrower/Guarantor financial statements are required at least annually within 90-120 days of the calendar/fiscal year end. Income statements and rent rolls for project collateral are required quarterly. In some cases, disclosure of certain information including liquidity, certifications, status of asset sales or debt resolutions, real estate schedules, etc. may be required more frequently.
We routinely seek performance from guarantors of impaired debt, provided the guarantor is solvent. In limited circumstances, we would not seek to enforce the guaranty, including situations in which we are precluded by bankruptcy and/or it is determined the cost to pursue a guarantor exceeds the value to be returned given the guarantor’s verified financial condition. We are generally successful in obtaining either monetary payment and/or the cooperation of our solvent guarantors to help mitigate loss, cost and the expense of collections.
As of June 30, 2010, we had $577 million of mortgage and construction loans that had a loan to value ratio greater than 1.0 and were accounted for as performing loans. These loans were not considered impaired due to one or more of the following factors: underlying cash flow adequate to service the debt at a market rate of return with adequate amortization; a satisfactory borrower payment history; and acceptable guarantor support.
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